

April 7, 2016

Via E-mail
Louis L. Goldberg, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

     Re: **Syngenta AG**
             Schedule 14D-9
             Filed March 23, 2016
             File No. 005-79659

Dear Mr. Goldberg:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

1.   We note that in connection with their opinions, the financial advisors reviewed certain internal financial analyses and forecasts for the Company prepared by management. Notwithstanding the absence of an item requiring such disclosure, please tell us, with a view toward disclosure, what consideration has been given to disclosing the analyses and projections underlying the financial advisors' opinions so that Syngenta shareholders are better able to assess the basis for Syngenta's and the financial advisors' conclusions regarding the fairness of the transaction and offered consideration.

2.   We remind the Company of its obligations to provide the disclosure required by Rule 100 of Regulation G to the extent any forecasts disclosed in response to the preceding comment include non-GAAP financial measures. For guidance, refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions